September 8, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Viatel Holding (Bermuda) Limited (the “Company”) Form 20-F for the Year Ended December 31, 2004 File No. 000-50556 (the “Filing”)
Ladies and Gentlemen:
     We are in receipt of the letter, dated August 11, 2005 (the “Comment Letter”), from Mr. Larry Spirgel, of the Securities and Exchange Commission (the “Commission”), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Filing.
Form 20-F for the Year Ended December 31, 2004
Financial Statements and Notes
(2) Significant Accounting Policies
(d) Revenue and Cost of Sales, page F-l0
1.	You state that “the Company records communication services revenues as earned at the time services are provided.” In light of the various products and services you disclosed on pages 26-29 within the wholesale and retail segments, expand the revenue recognition policy disclosure to explain your revenue earning processes for each of the products and services and advise us. Refer to SAB 104.

Although we offer a number of different telecommunication products and services to our customers as detailed in pages 26-29 within the Form 20-F, in both the wholesale and retail segments, the revenues earned from these services fall into one or more of the following categories:
•	Non-recurring revenues relating to delivery of equipment and installation thereof

•	Recurring revenues for ongoing telecommunications connectivity and operating and maintenance services
Non-recurring revenues are considered to be separable, pursuant to SAB 104 and more specifically to EITF 00-21, ‘Revenue Arrangements with multiple deliveries’, because the delivered item(s) has value to the customer on a standalone basis, there is objective and reliable evidence of fair value of the undelivered element and the amounts paid for the delivered item(s) is non-refundable. Accordingly, such revenues are recognised in full
VTL (UK) Limited, Registered Office, Inbucon House, Wick Road, Egham, Surrey, TW20 0HR, UK.
Registered in England and Wales No. 04287100 Tel: +44 (0) 1784 494 200 Fax: +44 (0) 1784 494 201

upon delivery of the equipment and completion of installation which is deemed to be the date of commencement of the provision of the interconnectivity service.

Recurring revenue is recognised rateably over the life of the contract, which is typically for one year or more.

In light of the SEC’s comment we propose to clarify the Company’s revenue recognition policy in an amended filing of our 2004 20-F by deleting the following existing wording:

[ Page F-12 ]

(d) Revenue and Cost of Sales

The Company records communication services revenue as earned at the time services are provided. The related cost of communication services is reported in the same period.

Revenues relating to operations and maintenance charges are recognized over the period in which the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance applicable to future periods.

Operations and maintenance costs are expensed over the period to which the expenditure relates.

and replacing the above wording with the following:

(d) Revenue and Cost of Sales

The Company derives its revenue from the sale of Internet-related goods and services, specifically the sale of Internet connectivity services and other Internet value-added services, such as hosting, security and IP VPN. The revenues earned from these services comprise non-recurring revenues relating to delivery of equipment and installation thereof and recurring revenues for ongoing telecommunications connectivity and operating and maintenance services. The typical term of a contract for connectivity services is one year or more.

The Company applies the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition.” The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. The Company uses either a purchase order or a customer agreement as evidence of an arrangement.

Revenue from the delivery of equipment and installation thereof is recognized upon delivery of the equipment and completion of installation, which is deemed to be the date that Internet connectivity services commence. Revenues for Internet connectivity and operating and maintenance services are recognized as earned over the contractual term. When the Company’s services are bundled in a customer arrangement, the related fee is allocated to the multiple elements of the arrangement based on objective evidence of fair value.

When the customer arrangement dictates that payments are made prior to service delivery, the Company records the advance receipt of payment as a credit to the balance sheet within the deferred revenue account. When a customer pays a non-refundable fee in advance and subsequently cancels service before the end of the contract term, the Company recognizes the remaining deferred revenue as revenue with the statement of operations at the time the service is terminated.

(h) Property and equipment page F-13
2.	In view of your significant recurring losses from 2002 to 2004, it is unclear why you have not recognized an impairment in the value of your communication systems and network infrastructure assets. Please explain to us your full compliance with the SFAS No. 144 guidance for the timely recognition and measurement of an impairment loss. In your response please identify for us your SFAS 144 asset groups and explain how you assigned assets and liabilities to these groups. Also, please provide us your calculations and describe for us your assumptions to the extent necessary so that we may clearly understand management’s analysis and the basis for its conclusions.
The current communication systems and network infrastructure assets (the “Network”) were recorded at fair value in June 2002 as a result of applying fresh start accounting upon the Company’s emergence from Chapter 11. The original cost of the Network was approximately $1.3 billion and the value assigned to the Network upon emergence was $35 million. This value was calculated as the difference between the reorganization value of the Company and the net monetary assets as at 7 June 2002. The reorganization value was computed using a discounted analysis of future cash flows set out in the Company’s ‘Plan of Reorganization’.

The Plan of Reorganisation forecast losses for the subsequent three years following emergence. The Company’s historical operating losses since emergence did not therefore represent to us an event or change in circumstances that the carrying amount of the Network may not be recoverable. The carrying value of the Network is considered when the value of the entire business is reviewed by both the management and by the Investors; such reviews occur on a regular basis. Furthermore, we believe the continued investment in the Company by the Investors (as evidenced by both the April 2004 Financing and the June 2005 Financing) supports the carrying value of the Network. The Company has therefore historically taken the position that there is no indication that the Network is impaired. In light of the SEC’s comment, we have completed an impairment calculation pursuant to SFAS 144, which calculation (as described below) supports the Company’s position that the carrying value has not been impaired.

Paragraph 10 of SFAS 144 requires that long-lived assets and related liabilities be grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Network is structured operationally and for network resilience purposes as a single asset group supporting the sales operations of the Group. Decisions about the management and exploitation of the Network are made on a pan-European basis. Accordingly, we have treated the Network and related infrastructure assets as a single asset group for the purposes of SFAS 144.

The impairment test for the Network as of 31 December 2004 has been based on the business cash flow forecasts presented to the Board and the Investors in June 2005. These forecasts included cash flows for the next three and a half years. In order to assess the future cash flows for the remaining useful life of the Network, the remaining years were based on the last year of the forecast i.e. 0% growth. Even with the zero growth assumption the undiscounted cash flows were significantly greater than the carrying value of the Network at 31 December 2004, indicating that no impairment was necessary.

Management continues to review the value to the Group of the Network in the light of emerging market trends and the ongoing review of Group strategy.
(4) Amounts receivable from exchange contracts, page F-19
3.	We note your disclosures in footnotes (2)(l), (4) and (17). It is unclear to us why you have recorded a receivable at December 31, 2004 that apparently includes the notional amount of the exchange contract rather than the fair value of the contract, as would be required under paragraph 17 of SFAS No. 133. Please advise us, in detail, and explain to us the terms of the US $10 million exchange contract and your accounting for it. So that we may clearly understand your accounting, refer in your response to the specific GAAP literature that supports your accounting and provide us all of your journal entries recorded in connection with the exchange contract.

Viatel entered into three foreign currency option transactions with Morgan Stanley in May 2004. The terms of the transactions are summarised in the table below:

Trade Date	12-May 04	12-May 04	12-May 04
Buyer	Morgan Stanley	Morgan Stanley	Morgan Stanley
Seller	Viatel	Viatel	Viatel
Currency Option Style	European	European	European
Currency Option Type	Put GBP/ Call USD	Put GBP/ Call USD	Put GBP/ Call USD
Put Currency Amount	GBP 3,325,020.78	GBP 3,337,969.40	GBP 5,591,277.61
Call Currency Amount	USD 6,000,000	USD 6,000,000	USD 10,000,000
Strike Price	1.8045	1.7975	1.7885
Expiration Date	29-Jun-04	29-Sep-04	31-Dec-04
Expiration Time	10:00 am est	10:00 am est	10:00 am est
Settlement Date	01-Jul-04	01-Oct-04	04-Jan-05
Premium	Zero Cost	Zero Cost	Zero Cost
Premium Payment Date	14-May-04	14-May-04	14-May-04
The Company exercised its option on all three contracts and the first two were settled during the year ended 31 December 2004. With respect to the third contract, the option was exercised on 31 December 2004. The $10m was paid to Morgan Stanley on 31 December 2004 and Viatel Holding (Bermuda) Limited received a cash balance of £5,591,278 on 5th January 2005.

We do not believe that paragraph 17 of SFAS 133 is relevant because the contract had been completed on 31 December 2004 and therefore was not a derivative at year end. We concluded that the asset should be classified as a receivable because the cash was not repayable on demand as it was not returned by Morgan Stanley until the 5th January 2005, and therefore did not meet the definition of cash pursuant to SFAS 95. Furthermore, it did not meet the definition of a cash equivalent, pursuant to paragraph 8 of SFAS 95 because it had an original maturity date of greater than 3 months.

The journal entries to reflect the accounting for this exchange contract were as follows.

On 31 December 2004

Dr Amounts Receivable from Exchange Contracts	$10,551,571
Cr Cash	$10,000,000
Cr Foreign Exchange gain	$551,571

4.	Indicate in the caption on the face of your balance sheet that the amount receivable from exchange contracts is with a related party, pursuant to 4-08(k) of Regulation S-X.

Although the details of our exchange contracts are included in Note 17 Related Party Transactions, we have revised our balance sheet caption to “Amounts receivable from exchange contracts, related party” as requested and highlighted below:

[ Page F-4 ]

	31 December	31 December
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	22,820	30,378
Restricted cash	486	—
Amounts receivable from exchange contracts, related party	10,552	—
Accounts receivable (net of allowance for doubtful debts of $1,567, 2003 — $1,648)	3,167	4,026
Amounts receivable from bankruptcy estates within one year	5,320	7,257
VAT receivable	3,676	3,469
Prepaid expenses and other current assets	5,845	6,427

Total current assets	51,866	51,557

Property and equipment, net	37,986	39,899
Intangible assets, net	2,198	3,330
Other assets	—	96
Deferred financing costs	7,630	—

Total assets	99,680	94,882

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	9,322	5,135
Accrued administrative and priority claims	—	1,868
Accrued expenses	7,937	9,209
Accrued interest	1,955	—
Accrual for French VAT payable	—	6,076
Deferred revenue	4,626	3,853
Deferred income tax liability	47	—
Future performance obligations	—	4,600
Other current liabilities	3,784	2,374

Total current liabilities	27,671	33,115

Long—term liabilities:
Deferred income tax liability	—	304
Convertible loan notes (Related Party — $32,167)	36,617	—

Total long—term liabilities	36,617	304

Total liabilities	64,288	33,419

5.	In light of the exchange contracts, we question the representation on page F -15 that “the Company does not have any derivative instruments at December 31, 2004 and did not enter into any activities resulting in derivative instruments during the year then ended other that the embedded derivatives related to the put option on the loan notes.” Please revise your disclosure or advise us.

We have added a reference to the exchange contract on page F-15 of the amended filing as underlined below:

[ Page F-15 ]

(o) Financial Instruments, Derivatives and Concentration of Credit Risk

At December 31, 2004 the Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and convertible loan notes (the “Existing Notes”). It is not practicable to estimate the fair value of the convertible loan notes as a quoted market price is not available. As at 31 December 2004, the face value of the Existing Notes was US$52.3 million and the face value of the Existing Notes issued on 15 July 2004 in lieu of interest was US$1.0 million. These Existing Notes have a fixed interest rate of 8% which is payable semi annually. The Existing Notes mature on 21 April 2014. The fair values, at December 31, 2004 and at December 31, 2003, of cash and cash equivalents, receivables, accounts payable and accrued interest approximated their carrying values because of the short—term nature of these instruments.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.

The Company does not have any derivative instruments at December 31, 2004 and did not enter into any activities resulting in derivative instruments during the year then ended other than the embedded derivatives related to the put option on the loan notes and three foreign currency option contracts.
(13) Commitments and Contingencies. page F-26
Leases and Long-term contracts
6.	We note your disclosure on page 31 that “We lease various assets including duct (leased duct totalling approximately 1,464 route kilometres, the main part of which relates to our German backbone) and fiber.....relating to our backbone, were in general leased for a period of approximately 20 years.” We also note from your disclosures on page F -13 that communications systems and network infrastructure has estimated useful lives from 5 to 18 years. Advise us and disclose the significant terms of the leases and how you classify and account for them under the guidance of SFAS 13.

Substantially all leased duct and fiber were acquired through IRUs (Indefeasible Rights of Use) over the Network assets. These IRUs were structured such that all payments to be made by Viatel were made on initial acceptance and accordingly there is no ongoing rental payment commitments to third parties associated with these leases. These leases were assessed as capital leases by the Predecessor and classification was not changed upon adoption of fresh start accounting in accordance with paragraph 12 of FASB Interpretation No. 21.

The prepaid amounts were recorded as fixed assets at cost on initial acceptance and depreciated over their useful economic life, which is shorter than the original lease term in accordance with paragraph 11 of SFAS 13. The carrying value of these fixed assets was established at fair value in accordance with fresh start accounting on emergence from Chapter 11, which was substantially lower than their carrying value when the predecessor entered bankruptcy. In addition, the estimate of the remaining useful economic life of the assets was reduced.
We propose revising footnote 5 to the financial statements to include the paragraph underlined below:

[ Page F-19 ]

(5) Property and Equipment

.....Communications systems and network infrastructure includes Indefeasible Rights of Use (“IRUs”) for Network capacity. These leases were for substantially all of the economic life of the asset and were prepaid in full on initial acceptance. Accordingly they have been treated as capital leases. To the extent these IRUs were entered into by the Predecessor, these capital leases were recorded at fair value in line with fresh start accounting upon emergence from Chapter 11.

Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$7,696 for the year ended December 31, 2004 and US$4,802 for the year ended December 31, 2003. For the periods from June 7, .....
Litigation
7.	Disclose and explain to us, your accounting policy (measurement and recognition) for contingent liabilities. Refer to SFAS 5 and FIN 14. Tell us and disclose the amounts of the contingent liabilities you have accrued with respect to each of the assorted claims. Also, disclose the amount of reasonably possible loss in excess of the amount accrued.

Our policies in relation to contingent liabilities are driven by the likelihood of a liability crystallising and are as follows:
•	If it is considered probable that a liability has been incurred and the financial impact can reasonably be estimated then the liability is provided in our accounts at that time.

•	If considered possible rather than probable then no amount is accrued but the potential liability is disclosed as a note to our accounts and an attempt to quantify the value or potential value range would be included within this note

•	If considered remote then no accrual or disclosure is made.
At 31 December 2004 we did not believe that any of the contingent liabilities disclosed would lead to a probable loss. Consequently we were not carrying any accruals in respect of third party claims. We have amended our disclosure in note 13(b) to state that no amounts had been accrued as highlighted below. The amounts of the reasonably possible losses are disclosed within the original note 13 (b) below.

[ Page F-27 ]

(13) Commitments and Contingencies

(b) Litigation

On May 2, 2001 the (“Filing Date”), the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Plan of Reorganization was consummated on June 7, 2002, (the “Effective Date”). Commencing as of the Effective Date, a series of share transfers were made whereby the European Subsidiaries became wholly-owned, direct or indirect, subsidiaries of the Company. Additionally, under the terms of the Plan of Reorganization, VTL, Inc. (“VTL”) was authorized to serve as disbursing agent (with the right to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date and to the extent not otherwise disposed of pursuant to the Plan of Reorganization, the

Debtors’ Property vested in VTL. Ownership of VTL was transferred to the Successor in January 2003. Except as otherwise set forth in the Plan of Reorganization, all claims and liabilities of the Debtors were discharged as of the Effective Date.

In September 2003, the Company filed a claim for approximately €7.7 million (US$9.35 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2 million (US$2.4 million approximately) annually for rights of way (“ROW”) charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis the Company has withheld its ROW charges for 2004 and it is anticipated that payment of the ROW charges for 2005 will be withheld on the same basis. The Company however has accrued for these ROW charges. If the Company is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €120,000 (US$150,000 approximately). Judgement is not expected until the end of 2005 at the earliest. The Company has not accrued for any interest charges or other costs (additional to the repayment of the withheld fees) that could result from an adverse decision.

Similar claims in respect of ROW charges have been filed against each of; (1) Compagnie Nationale du Rhône (“CNR”); (2) Ville de Paris (“VDP”); and (3) SAGEP. The amounts of the claims being, respectively, approximately €1.16 million (approximately US$1.4 million) against CNR; approximately €1.4 million (approximately US$1.75 million) against VDP; and approximately €1.18 million (approximately US$1.43 million) against SAGEP. In the case of both CNR and SAGEP, the Company has again withheld payment of fees currently due, although it has accrued for these charges, should the Company lose the relevant proceedings, this could yield a liability to repay (including applicable interest) an amount of approximately €900,000 (approximately US$1.1 million) to CNR and an amount of approximately €430,000 (approximately US$530,000) to SAGEP. The Company has not accrued for any interest charges or other costs (additional to the repayment of the withheld fees) that could result from an adverse decision.

It should be noted that the outcome of the legal claims with respect to the ROW charges could be substantially influenced by the enactment by the French government of a proposed regulation intended to provide for a limit on the fees payable with respect to the grant and use of ROWs on the public domain. Under a current draft decree — dated April 14, 2005 — the proposed limit would not require any decrease in the amounts currently charged by VNF and CNR; the limit would however have the effect of requiring the fees charged by both VDP and SAGEP to be substantially reduced. The Company is currently lobbying the French government and other public bodies to argue for a lower limit to be prescribed.

The Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) is engaged in a dispute which arose as a result of the early termination of a lease agreement dated 29 September 1999. The lessor is claiming payment of: (a) an early termination indemnity in the amount of €30,489.40 (approximately US$37,000); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor

[ Page F-28 ]

chose to quantify the amount of the fit out works as €855,514.20 (approximately US$1.1 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €69,510.20 (approximately US$84,400) for reinstating the property and, finally, the appointment of an expert by the French court whose duty will be to assess the cost of reinstating the property “on the basis of the schedule of fit-out works appended to the lease”. The initial hearing in this matter was scheduled for April 2005 but following two postponements, made at the lessor’s request, the hearing is now scheduled for September 2005.

Viatel Operations is also currently in dispute regarding a second lease termination — this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France (the “St. Denis Lease”). The lessor is claiming the termination to be both procedurally and substantively defective, and is consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12,678,366 (approximately US$17.3 million). Viatel Operations has received strong advice in support of its position.

The Company’s UK subsidiary VTL (UK) Limited (“VTL (UK)”) is in dispute with a company which previously provided it with financial advice, in particular with respect to its employee benefits programme. The financial advisor is claiming an unlawful termination of its engagement with VTL (UK) and has indicated a potential related damages claim of over £100,000 (approximately US$182,000). VTL (UK) has been advised that it has strong grounds both to defend any such claim and to bring a counterclaim in respect of the breach by the financial advisor of various express and implied contractual terms relating to its former engagement.

No amounts have been accrued in respect of the three claims above.

Fibrelac a company acting on its own behalf has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts rather than indefeasible rights of use. Claims have been filed against all 3 cantons. Were the claims to be successful, Viaphone AG would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10,000,000 (approximately US$8 million) together with interest at 5% per annum from late 2000.

As previously noted, any adverse decision in all or any of the proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical. An adverse decision in the litigation regarding the St. Denis Lease could also have a material effect on the Company’s French subsidiary’s financial position. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.

8.	Refer to your ROW claims. We note your statement that “by way of opposition procedure, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis, the Company has withheld its ROW charges for 2004...” In this regard, explain to us your accounting for the ROW charges and claims and advise us if the opposition procedure is enforceable by law.

In respect of the Rights of Way (“ROW”) claims we are treating any potential award in the Company’s favour as a contingent asset that will not be recognised until the contingency is resolved. Accordingly, to the extent that we are withholding payment, we have accrued in full for all the ongoing charges as they fall due.

Under French law (decree no 92-1369 of December 29, 1992), a demand for payment issued by public entities can be challenged through an “opposition procedure”, under which the debtor can dispute the demand — either the quantum or its validity. Once initiated, the opposition procedure suspends (pending judgment on the underlying dispute) any possibility for the public entity to pursue recovery of the amounts claimed. On this basis, the Company has duly challenged by way of the “opposition procedure,” demands issued by VNF for payment of ROW charges in respect of 2004 and 2005. Pending a decision on the underlying dispute, VNF is not entitled by law to seek recovery of such charges, although, as noted above, all such charges have been accrued in full in the Company’s accounts.

9.	We note your representation that “subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations.” Explain to us how you assess materiality in view of the apparent material amounts involved in your disclosures.

At the date of the filing, in the Company’s opinion there were two significant pending legal claims. We were contesting the amounts due with respect to the ROW charges in

France, which although fully accrued in our accounts, would materially affect our cash resources if judgement was not in our favour. The amount accrued is approximately $5.8 million. Similarly, the St Denis lease claim, which we deemed as a material subsequent event arising after the balance sheet date and could amount to in excess of €12 million, and could not be met without materially depleting our cash resources.
The other cases disclosed are either contingent assets or we believed to be immaterial, that is would not significantly affect the operating performance and financial position of the Company if an adverse verdict was reached, and include:
•	a claim of $1.1 million against Viatel Operations in connection with the early termination of a lease;

•	a claim against VTL(UK) by a former financial advisor for approximately $182,000; and

•	a potential contingent asset of $8 million representing the potential participation of our subsidiary Viaphone AG in the successful settlement of Fibrelac’s claim against three Swiss Cantons.
The intent of the final paragraph of footnote 13(b) (copied below) is to state that subject to the ROW charges in France and the St. Denis lease claim we did not consider that adverse outcomes for any of the other legal claims to be material.

[ Page F-28 ]

(13) Commitments and Contingencies

(b) Litigation

.....As previously noted, any adverse decision in all or any of the proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical. An adverse decision in the litigation regarding the St. Denis Lease could also have a material effect on the Company’s French subsidiary’s financial position. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.
(17) Related Party Transactions, page F-30
10.	In light of the exchange contracts conversion rate reset features, it is unclear to us how they would qualify for hedge accounting under SFAS No. 133. Please advise us or do not refer to them as “hedging contracts” in your disclosures.

We will amend the term “hedging contracts” to “currency contracts” as follows:

[ Page F-30 ]

(17) Related Party Transactions

Morgan Stanley was considered to be a related party throughout 2004 by virtue of its significant shareholding in the issued share capital of the Company. In April 2004, following the Company’s issuance of convertible loan notes, the Company entered into three currency contracts with Morgan Stanley. These contracts allowed for the conversion of US$6 million, US$6 million and US$10 million into Pounds Sterling at “Protected” rates of

US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower, the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.
In satisfaction of the Commission’s request in the Comment Letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the deferral securities laws of the United States.
Sincerely,

Brian McArthur Muscroft
/s/Group Chief Financial Officer